

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 2, 2015

Via E-mail
Ms. Renae Bell
Chief Executive Officer
QMC Systems, Inc.
3995 Hagers Grove Rd.
Salem, OR 97317

>   **Re: QMC Systems, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 6, 2015**
>   **File No. 333-206157**

Dear Ms. Bell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an

effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

We note that the purpose of your business is to provide education and consulting services to foreign investors. In addition, you have no revenues or operations, and you indicate that you will require $825,000 in additional financing. It is uncertain from your disclosure whether the company will be able to implement a business plan. Furthermore, the company appears to lack a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

Prospectus Cover Page

3.   We note that this is a "best efforts" offering. Please revise to disclose the net proceeds you will receive in accordance with Item 501(b)(3) of Regulation S-K.

Risk Factors

Risks Related to Our Business, page 10

We may not be able to compete effectively…, page 10

4.   In light of your disclosure that you currently have no assets or operations, please revise the risk factor and subcaption to capture a more accurate current risk. Please make conforming changes throughout this section.

Risk Factors

Our lack of history makes evaluating our business difficult, page 11

5.   In the last sentence of this section you disclose that you expect that your future annual growth rate in revenues will be moderate and likely be less than the growth rates experienced in the early part of your history. This statement does not appear to be appropriate since you have never had revenues and thus no revenue growth. Please revise to be reflective of your company.

Our management has limited experience in managing the day to day operations…, page 13

6.   Please revise this subcaption to clarify, if true, that management does not have *any* public company experience or advise.

Risks Related to the Market for our Stock

Our Chief Executive Officer and Director owns a significant percentage…, page 17

7.   Please revise the subcaption to clarify Ms. Bell's ability to cause you to engage in a business combination without seeking shareholder approval. Additionally, please revise this risk factor and the subcaption, to clarify, if true, that Ms. Bell exercises complete control over the company and has the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to herself; (ii) employment decisions, including her own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

Use of Proceeds, page 19

8.   Please disclose the order of priority of the use of proceeds if less than the maximum is raised. See Instruction 1 to Item 504 of Regulation S-K.

Dilution, page 21

9.   It appears that you use terms such as, pro forma as adjusted net tangible book value per share and adjusted net tangible book value to refer to post offering net tangible book value per share and post offering net tangible book value, respectively. Please revise so that you use consistent terminology when referring to the same item.

10.   It appears that your net tangible book value as of May 31, 2015 and your post offering net tangible book values do not include cash and cash equivalents of $325 as of May 31, 2015. Please revise or advise.

11.   It appears that the post offering net tangible book value amounts shown in the table are before deduction of offering expenses and not after as stated in the paragraph preceding the table. Please revise or advise. Please also revise the amounts disclosed in the paragraph following the table, as applicable.

Business Operations, page 24

General

12.   Please revise your disclosure here to more fully describe your current activities, including the development of business model. See Item 101(h) of Regulation S-K.

Revenues, page 24

13.   Please supplement your disclosure to more specifically describe the tiered monthly fees you intend to charge and the differences between tiers, as applicable.

Target Markets and Marketing Strategy, page 25

14.   Please revise to more specifically describe the "comprehensive array of services" that you intend to provide.

Directors, Executive Officers, Promoters, and Control Persons, page 27

15.   Please supplement Ms. Bell's biographical disclosure to include her principal occupation and employment for the past five years, giving exact dates and titles. Please also expand your revised narrative to more specifically discuss Ms. Bell's experience with offering guidance and advisory services to foreign investors looking to invest in the U.S. real estate market, including a more comprehensive discussion of "exclusive partnerships with specific Asian investment companies" referenced elsewhere in the prospectus.

16.   Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Bell should serve as a director.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 30

17.   Please supplement your disclosure in this section to discuss the expected sources of funding with respect to each milestone. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

18.   Please also fully describe the going concern opinion and how the concerns raised in the opinion impact your prospective business operations.

Results of Operations

For the period from April 17, 2015 (date of inception) through May 31, 2015, page 31

19.   Given your disclosure on page 19 regarding the use of proceeds, please tell us why $825,000 is the minimum amount you require from this offering to implement your plan of operations for the next twelve months.

Controls and Procedures, page 31

20.   Please revise your filing to correct the date for which you will be required to comply with the internal control requirements of the Sarbanes-Oxley Act, as it does not appear that you will be required to comply for the fiscal year ended December 31, 2015. Further, you disclose that you will retain your auditors to render an opinion on management's report on internal controls. Given your status as an emerging growth company and a smaller reporting company, it does not appear that you will be required to obtain an auditor's report on your management's report of internal controls. Please confirm that you intend to obtain an audit of your internal control over financial reporting or revise. Please refer to Item 308 of Regulation S-K.

Development Stage and Capital Resources, page 32

21.   Please reconcile the amount of anticipated costs over the next twelve months to be a reporting public company of $25,000 with your disclosure on page 10 that you expect the costs of being a public company will be $20,000 annually and with the amounts of legal and accounting expenditures included in the use of proceeds table on page 19.

Report of Independent Registered Public Accounting Firm, page 35

22.   Please have your auditor revise the third paragraph to clearly indicate that your auditor is opining on the financial statements of QMC Systems, Inc.

23.   We note from page 6 and throughout the filing that you are incorporated in Wyoming, your corporate office is located in Salem, Oregon, your only asset consists of cash, and you have no revenues. However, we note that your independent registered public accounting firm is located in New Delhi, India. Describe to us your selection of an audit firm and tell us how your auditor was able to conduct its audit of an Oregon company from India. Include a discussion of where the audit work was principally conducted, where you conduct your operations, where you maintain your records, and the nature of any association the company has with foreign operations, including operations in New Delhi, India.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

24.   We note that you state that your revenue is derived from sales of products to distributors and consumers. Please revise your disclosure to include description of your intended revenue operations consistent with your plan of operations. Additionally, we note that you refer to SAB 101 and 104 in your revenue recognition policy. Please explain how your policy considered FASB 605-20-25 and why you refer to SAB 101 and 104.

Note 4. Related Party Transactions, page 46

25.   Please revise the note to disclose the issuance of shares to the company's chief executive officer. Please refer to ASC 850-10-50.

Note 7 – Net Income (Loss) Per Share, page 47

26.   Please revise to remove the reference to Harmonie Mineral Resources.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page 49

27.   Please disclose the date of the sale of shares to your CEO and the consideration paid for such shares. Refer to Item 701 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Adam S. Tracy, Esq.
        Securities Compliance Group, Ltd.